FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the Month of February, 2005

HANSON PLC

(Translation of registrant’s name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X         Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield
Legal Director

Date: February 24, 2005

RNS Number:9749I

Hanson PLC 24

February 2005

February 24, 2005

Hanson PLC Preliminary Results 2004

•	Turnover £3,810.2 million (£3,956.5m)

•	Operating profit (pre-exceptionals) £399.5 million (£393.5m)

•	Pre-tax profit (pre-exceptionals) £336.8 million (£319.0m)

•	Basic EPS (pre-exceptionals) 35.0p (32.7p)

•	Basic EPS (after exceptionals) 26.4p (24.4p)

•	Free cash flow (operating cash flow after interest and taxation) £487.6 million (£454.2m)

•	Gearing 25.5% (34.5%) · Dividend up 7.1% to 18.15p (16.95p)

Alan Murray, Chief Executive, said: “Our pre-exceptional, pre-tax profit for the full year was £337m, compared to £319m in 2003. This was ahead of the outcome that we were anticipating at the time of our trading statement in December, reflecting a strong finish to the year in all of our divisions around the world supplemented by £7m of profit from two property transactions that closed in the last week of December. I am encouraged by the performance of the group in the second half of last year and we have seen margin improvement in the majority of our divisions.”

Christopher Collins, Chairman, added: “2004 was a good year for Hanson. We will continue our focused strategy of organic and acquisitive growth combined with financial discipline. Overall, Hanson anticipates further progress in 2005.”

Overview

Turnover in the year (including joint-ventures and associates) totalled £3,810.2m, a decrease of 3.7% over 2003 (£3,956.5m) primarily reflecting adverse foreign exchange translation of £202.0m.

2004 operating profit before exceptional items (after goodwill amortisation of £52.6m (£56.9m) and including joint-ventures and associates) increased by £6.0m to £399.5m (£393.5m), after an increase in property profits of £14.8m offset by increased pension costs of £5.6m and adverse foreign exchange translation of £20.3m.

Profit on ordinary activities before exceptional items and taxation increased by 5.6% to £336.8m (£319.0m) including the above changes in property profits and pension costs and adverse foreign exchange translation of £13.6m.

Cost savings and operational improvements from the US aggregates reorganisation initiated in 2003 benefited the 2004 results. A similar reorganisation was commenced by UK aggregates in 2004 and benefits should accrue in 2005. The US building products division has improved second half profits compared to last year, more than recovering significant input cost increases. The UK building products division has also increased year-on-year margins excluding the increased pension charges. Earnings from Australia increased reflecting further volume and margin improvements.

The tax rate on pre-exceptional profit was 23.8% (24.7%). Basic earnings per share after goodwill but before exceptional items were 35.0p, up 7.0% on 2003 (32.7p).

Operating cash flow of £559.1m, up 4.2% compared to 2003 (£536.5m), highlights the group’s consistent ability to generate cash from its operations. Free cash flow (operating cash flow after interest and taxation) increased by 7.4% to £487.6m (£454.2m).

Capital expenditure of £198.6m (£208.2m) was invested in 2004 to maintain and to enhance our existing operations. This represented 127.6% (121.1%) of the charge for depreciation of £155.6m (£171.9m). The charge for depletion was £36.3m (£37.0m). Margin enhancing capital expenditure represented approximately 50% of the total spend in 2004.

Hanson acquired nine new businesses in 2004 for £88.4m (£153.2m), the largest of which was Athens Brick in Texas, USA. At the beginning of 2005, Marshalls Clay Products in the UK was acquired for £65m. Bolt-on acquisitions continue to be a key part of our strategy to generate growth.

Proceeds from disposals totalled £55.2m (£132.0m). These included the sale of the operations in Thailand and several non-core UK operations. This reflects the group’s strategy of focusing on core businesses which have strong long-term positions in selected long-term markets.

Net debt reduced during the year by £247.0m to £695.2m (£942.2m). The reduction included £102m due to the translation of the group’s US dollar denominated debt into sterling.

The group continually reviews its level of debt and equity taking into account cash flow and the outlook for capital expenditure and acquisitions. Following a four year period of debt reduction, Hanson commenced an on-market share buyback programme during October 2004. As at December 31, 2004 £26m had been spent buying back 6,350,000 shares which are now held as treasury shares. The share buyback programme is a rolling return of capital which we believe is in excess of our medium-term requirements.

Dividend

The Board recommends a final dividend of 12.80p (11.95p) payable on April 29, 2005 to ordinary shareholders on the register on April 8, 2005. This, together with the interim dividend paid last September, makes a total of 18.15p (16.95p) for the year, an increase of 7.1%.

Outlook

Operations in Hanson’s major markets in the USA, the UK and Australia are expected to experience stable underlying demand in 2005 and benefit from management initiatives. Price increases are expected to recover input cost increases. Additional cost savings should support margin improvement.

We will continue our focused strategy of organic and acquisitive growth combined with financial discipline. Overall, Hanson anticipates further progress in 2005.

Review of operations - North America

Continuing turnover	£1,599.0 million (£1,607.1m)
Continuing operating profit*	£215.3 million (£201.4m)

Continuing turnover was £1,599.0m which was 0.5% below the prior year of £1,607.1m. In constant currency, 2004 continuing turnover was 11.0% above the prior year. Continuing operating profit* of £215.3m was £13.9m above last year. This includes an adverse exchange impact of £20.0m and on a constant currency basis the increase was 18.7%. Acquisitions contributed £4.6m. Dollar operating margins have increased from 12.5% to 13.5%. The division benefited from property profits of £14.3m (£1.7m) and a reduction in the pension charge of £8.9m compared to 2003.

Aggregates

Continuing turnover of £950.7m was 0.1% below the prior year of £951.4m. Margins improved by 2.9ppts and continuing operating profit* increased by 31.1% to £117.7m (£89.8m), including £14.3m (£1.7m) of property disposal profits. This improvement was achieved despite input cost increases in areas such as fuel and electricity.

The management team has successfully achieved a significant step change in performance. This includes increased operating efficiencies, reduced costs and increased selling prices, based on good underlying demand for most of the year. All regions have improved profits and the annualised benefits of the reorganisation targeted for 2005 are $30m.

Heritage aggregates and ready-mixed concrete volumes are up 2.4% and 1.4% respectively this year. This is despite continued delays to the approval of SAFETEA, the successor bill to TEA-21. Our strongest markets in the year have consistently been in the south east, particularly aggregates in North Carolina and Georgia.

Our operations in Texas had a challenging year, having been impacted by wet weather at critical times of the operating season and rail related supply issues in Houston. Notwithstanding these short-term difficulties, year-on-year heritage volumes are flat and we believe market fundamentals in Texas remain good. In California, however, aggregates, ready-mixed concrete and asphalt volumes have declined, mainly due to lack of state funded highway work. Demand in our other markets generally remained robust.

Building Products

Turnover in the Building Products division increased in the second half of 2004 to recover increases in key input costs in that period. Continuing turnover of £648.3m was 1.1% below the prior year and continuing operating profit* decreased by 12.5% to £97.6m, including an adverse exchange impact of £10.3m. Whilst, on a constant currency basis continuing operating profits declined by 3.5%, second half dollar profits exceeded last year by 11.4%. This improvement in performance was driven by a series of price rise initiatives and improvements in operating efficiencies.

Operating profit for Pipe & Products decreased by 19.0% to £68.1m, principally due to increases in key input costs, although in constant currency the reduction was only 9.8%. Volumes in our key markets in Texas, Florida, Arizona and most of the north east were robust throughout the year and the backlog for Pipe & Products has run at near record levels of around $400m for the whole of the second half.

Capital expenditure in Pipe & Products increased by 131% in 2004. We commenced a number of major plant upgrades and new precast facilities are now under construction in several of our key markets. This programme will continue during 2005 and into 2006, with further projects planned for Texas, California, Arizona, Florida and Ohio.

Brick & Tile had another year with good growth in earnings. Operating profit increased by 7.3% to £29.5m, an increase of £2.0m. On a constant currency basis this increase was £3.8m after absorbing £3.8m in increased natural gas costs. Acquisitions contributed £2.6m during the year. Residential demand has remained strong this year, and in total, heritage brick volumes were up 9.1% and prices by 2.6%. The acquisition of Athens Brick in Texas in March 2004 has been successfully integrated and contributed £2.5m to the earnings increase. In addition, we expanded our presence in roof tiles in Florida with the acquisition of a plant in Fort Myers.

Outlook

We expect demand to remain stable. Further cost savings should be achieved, particularly in the aggregates business. Price increases are targeted to at least recover further increases in input costs for all businesses. We remain committed to delivering high quality products and services to our customers and investing to improve and grow our US operations.

Review of operations - UK

Continuing turnover	£1,183.9 million (£1.178.2m)
Continuing operating profit*	£119.1 million (£140.2m)

Continuing turnover was £1,183.9m which was 0.5% above the prior year of £1,178.2m. Continuing operating profit* of £119.1m was £21.1m below 2003. An increased pension charge of £13.8m and a restructuring charge in UK Aggregates of £8.1m contributed to this decline. Acquisitions contributed £0.5m and property profits were £5.1m (£5.5m). Operating margins decreased from 11.9% to 10.1%.

Aggregates

Continuing turnover of £878.5m was 0.7% above the prior year of £872.4m. Operating margins decreased by 2.2ppts and continuing operating profit* fell by 18.9% to £79.7m (£98.3m). Internally, major management changes were implemented in 2004. A restructuring charge of £8.1m has been taken through 2004 operating profit. Annualised cost savings and efficiency improvements from this charge are targeted at £10m.

Overall our drystone volumes are down 2.3% on the prior year; however, sales of the higher margin single size premium product have increased. Substitution of low grade material, by cheaper recycled products, not subject to the Aggregates Levy, has continued throughout the year contributing to the overall volume decline. Despite lower volumes, drystone prices have moved forward during the year.

Hanson’s sand and gravel volume is 1.4% down against the prior year. This is due to both reduced market demand and reserve exhaustion at several sites during the year. Selling prices have increased 4.2% for the year, reflecting our position in this increasingly scarce resource.

Investment in asphalt production facilities continued in 2004 with new plants or upgrades commissioned at Dagenham, West Drayton, Penderyn and Cannock. These plants help service the requirements of our long-term framework and term maintenance contracts, an increasingly important sector of the asphalt market. Volumes were flat but our market share has grown in a declining market and price increases have been delivered.

Ready-mixed concrete volumes also increased overall with a recovery in the second half of the year ensuring that our total volumes were slightly ahead of 2003. However, margins have declined, despite price increases, as a result of higher input costs and increased competition in selected markets.

Increased selling prices during the year, 1% to 4% across our product range and have helped to partially mitigate the impact of input cost increases. Cost reduction measures through productivity and efficiency improvements are expected to impact 2005 margins favourably.

Capital expenditure for the year totalled £35.4m and included expenditure on our asphalt plant expansion and further sand and gravel reserve purchases. The acquisition of Cumbrian Industrials Ltd in September 2004 strengthened our contracting operations in the north. Integration of this business will take place during 2005. Disposals of non-core businesses also continued in 2004, with the disposal of a recycling business at Pinden and a natural stone quarry and masonry works on the Island of Portland in Dorset.

Building Products

Continuing turnover of £305.4m was 0.1% below the prior year of £305.8m. Operating margins declined from 13.7% to 12.9% and continuing operating profit* fell from £41.9m to £39.4m representing a decrease of 6.0%. This shortfall primarily reflects increased pension contributions of £6.7m, partially mitigated by increased property income of £1.7m.

With the exception of blocks and concrete flooring, demand was down with signs of caution in the new-build and repair and maintenance markets. Housing starts and completions remain at a relatively high level, but the gap between the two measures has widened, suggesting an increased level of work-in-progress. Heritage brick volumes finished 10.3% behind last year. Half of the shortfall reflected market activity, the other half the result of lower stock availability. Despite the volume decline, average brick prices improved by 6.7%.

Concrete block volumes were 7.7% ahead of last year as a result of higher production capacity and stronger market demand. Selling prices also improved 3.1%. The positive trends in the precast flooring business have continued with higher volume and pricing in 2004. Volumes in our packed products business were below 2003, primarily as a result of weaker demand. Selling prices however have moved forward.

Cost performance during the year was adversely impacted, particularly by steel and gas.

Capital expenditure for the year totalled £16.1m. Specific expenditure was committed to reduce manual handling in the brick operations and increase yields through kiln refurbishment. Integration of Wilnecote Brick, acquired in November 2004, is progressing well and we announced the acquisition of Marshalls’ Clay Products division during January 2005. We expanded the packed products bagging operations to establish a national production and distribution business. In addition, we completed the disposal of our UK drainage pipe operation.

Outlook

Economic outlook in the UK appears mixed. The government has announced infrastructure and housing initiatives, but to date these have been slow to materialise due to both planning and funding constraints. Aggregates and ready-mixed concrete demand is expected to remain flat whilst we anticipate minor asphalt volume growth. Brick demand is likely to be flat although we expect our volumes to improve as a result of both stock availability and our recent acquisitions.

Recovery of input cost increases through selling price improvements and delivery of rationalisation benefits in our Aggregates division remain the key priorities for 2005. Capital expenditure on margin enhancing and cost saving activities will continue as will the pursuit of bolt-on acquisitions.

Review of operations - Australia & Asia Pacific

Continuing turnover	£720.7 million (£689.9m)
Continuing operating profit*	£62.0 million (£53.4m)

Improved year-on-year turnover and operating profit has been achieved by all operations within the division, with the exception of Hong Kong and Malaysia. Continuing turnover was £720.7m, up 4.5% on the prior year. Continuing operating profit* increased by 16.1% to £62.0m. Operating margins have increased from 7.7% in 2003 to 8.6%.

Hanson Australia

Continuing turnover was £579.7m, up 11.0% on the prior year. Continuing operating profit* increased by 20.7% to £61.2m. This is after charging £3.3m of re-branding costs to change the name of our Australian business from Pioneer to Hanson. Operating margins have increased from 9.7% in 2003 to 10.6%. The improved performance was due to an increase in demand and improved margins in our key markets. Successful cost control initiatives have also had a positive impact on operating profit.

Heritage volumes for ready-mixed concrete and aggregates have increased 3.8% and 9.1% respectively year-on-year. Price increases ranging between 3%-4% have been achieved in our major product lines. The Australian economy continues to remain robust. Housing demand has softened, but infrastructure, industrial and commercial demand has more than offset this decline.

Building products had a record year driven by strong masonry volumes and price increases in all markets. In addition, the acquisition of Besser Tasmania contributed to the improved year-on-year performance.

Cement Australia suffered from supply chain issues and an unscheduled shutdown at the Railton plant in Tasmania. A number of capital projects are underway which should alleviate the pressure on the supply chain and improve profitability in 2005. Synergy benefits of the joint-venture are being delivered.

Capital expenditure for the year totalled £25.5m, a small decrease on the prior year. Acquisition spend for 2004 was £2.6m and included the acquisition of ready-mixed concrete and aggregates operations in Victoria and South Australia. Also, the January 2005 acquisition of Rescrete in Sydney will expand our building products range to include precast concrete products and flooring.

Hanson Asia Pacific

Continuing turnover was £141.0m, down 15.9% on the prior year. Continuing operating profit* decreased by 70.4% to £0.8m. Operating margins have decreased from 1.6% to 0.6%. We disposed of our operations in Thailand in 2004, which were mainly ready-mixed concrete, and a Singapore asphalt joint-venture facility. This is consistent with our strategy of focusing on core businesses which have strong long-term positions in selected long-term markets.

In Hong Kong, trading conditions have been difficult with weak overall market demand. Ready-mixed concrete volumes are down approximately 30% year-on-year which is having a direct impact on aggregate volumes. Despite price improvements, margins have been affected as a result of the order book being delivered at historically low prices. However, significant progress has been achieved to deliver synergies and improvements in the cost base of our joint-venture, Alliance Construction Materials Ltd.

2004 was a difficult year in Malaysia. The construction industry continued to struggle as a result of restrained public sector spending and the slowdown in a number of major projects. Many of these have been deferred by the government, which has committed to reduce the budget deficit. In Singapore, operations have continued to be under pressure from a slow economic performance and continuing downturn in the construction sector.

Outlook

The outlook in Australia remains good and our operations should benefit as infrastructure, industrial and commercial activity continue to underpin the softening housing market. Further price increases have been announced for implementation on April 1, 2005. Improved performance from Cement Australia is a 2005 priority. We intend to continue to invest in capital expenditure and bolt-on acquisitions.

The outlook for our Asian operations is more difficult as demand in Hong Kong and Malaysia remains weak.

Review of operations - Continental Europe

Continuing turnover	£277.8 million (£306.4m)
Continuing operating profit*	£24.0 million (£21.9m)

Following a restructure in 2004, Hanson’s Continental European division is comprised of operations in Belgium, the Czech Republic, France, Germany, Holland, Israel and Spain. Continuing turnover for the division was £277.8m which was 9.3% below the prior year of £306.4m. Continuing operating profit* of £24.0m was £2.1m above the prior year representing an increase of 9.6% year-on year.

Record operating profits were achieved in Spain, Belgium and the Czech Republic. Operating margins have increased from 7.1% to 8.6%.

Spain has delivered an improved year-on-year operating profit despite reduced product volumes. Aggregates volumes were down principally as a result of delayed infrastructure projects in Madrid. Ready-mixed concrete volumes declined following the disposal or closure of nine plants in late 2003. Margins improved and this, together with cost and efficiency initiatives, contributed to the overall earnings increase.

Our Israel business delivered a positive contribution to earnings despite difficult conditions. Year-on-year earnings were, however reduced. Considerable time and effort has been focused on customer service initiatives in Israel in an environment where aggregates and asphalt volumes have declined along with ready-mixed concrete margins.

In the Czech Republic and Belgium, continuing strong demand and product selling price increases were the main contributors to the improved performance. Holland also delivered a much improved profit in 2004, though stronger volumes were offset by margin declines as a result of increased competition.

Capital expenditure for the year totalled £6.5m. Cost reduction and efficiency improvements have continued to be delivered.

Outlook

The Spanish economy is anticipated to remain strong during 2005 as is demand in the Czech Republic. Aggregate volumes in Spain will reduce in 2005 following exhaustion of reserves at one of our principal quarries. Replenishment of our reserves position, either through acquisitions or mineral reserve purchases remains a high priority for 2005. Ready-mixed concrete margins within Continental Europe may also come under some pressure in selected markets.

We plan to focus on acquisitions and the sale of non-core assets in 2005. Efficiency improvements and cost reduction will remain a priority.

Impact of currency movements

Due to the nature of the group’s products, which are generally uneconomic to transport long distances, there are few foreign exchange transaction exposures in the course of the group’s day-to-day business.

The group does, however, have the majority (70%) of its net assets in overseas locations, all denominated in foreign currencies, principally US dollars (48%). As a consequence, changes in exchange rates affect both reported profit and asset values.

The exposure of asset values to foreign exchange rates is controlled to an extent by matching a proportion of currency assets with currency liabilities using both debt and foreign exchange contracts such that falling overseas exchange rates will give rise to both falling asset values and lower levels of debt in sterling terms. The interest cost of currency liabilities also provides a partial hedge for foreign currency income. In line with the group’s policies, the proportion of net debt and foreign exchange contracts denominated in US dollars was increased during the year to 120% (102%).

Approximately half of the group’s operating profit* is generated in North America. The US dollar rate used to translate the group’s North American revenues and profits into sterling moved from $1.63 in 2003 to $1.83 in 2004, with a substantial effect on the group’s reported sterling profits. The movement in 2004 sterling continuing operating profit* compared to 2003 includes an adverse currency variance of £20.3m (2003 v 2002 £16.4m), of which £20.0m (£19.4m) relates to the movement in the US dollar.

Exceptional Items

Operating exceptional items totalled a charge of £49.8 (£87.8m) and are mainly comprised of impairment provisions against the carrying value of assets. Such provisions are required to be booked under UK GAAP where the assets’ recoverable amounts do not support their carrying values.

Non-operating exceptional items totalled a charge of £76.5m (£94.9m), of which £79.7m relates to the increase in the group’s asbestos provision. The disposal of the group’s Thailand operations generated a profit of approximately £8.1m.

The exceptional tax credit in the year was £60.4m. Total exceptional items after tax amounted to a loss of £63.1m (£60.9m).

Asbestos

Various of the Company’s US subsidiaries are defendants in a number of lawsuits alleging bodily injury due to exposure to asbestos-containing products before 1984. At the end of 2004, outstanding claimants totalled approximately 135,750 (124,200, 81,500). In the USA claimants can often file claims without illness or product identification. In the absence to date of federal reform, a number of states have introduced reform measures. Despite these state level reforms, we continue to believe that the outstanding number of claimants is more likely to rise than fall in the near term.

New claimants were 18,700 for 2004 compared to the 28,900 new claimants received in 2003. The gross cost of resolving asbestos claims in 2004 was $59.3m ($43.2m, $37.3m) including legal fees of $27.4m ($21.4m, $16.0m). The net cost of asbestos for the year after insurance was $12.8m ($3.8m, $4.1m). Of the claimants whose cases were resolved during 2004, approximately 80% were dismissed without payment.

The Company’s approach to accounting for the asbestos claims against these US subsidiaries is to provide for those costs of resolution which are both probable and reliably estimable. The costs of resolving possible claims are accounted for as contingent liabilities. At present, based on detailed analysis and various assumptions, the provision for those costs which are both probable and reliably estimable equates to approximately eight years of gross cost at current levels. In total, the full year increase in the provision for future asbestos costs was $222m, taking the gross provision to $480m before the impact of discounting, which has reduced the provision by $79m. Offsetting this is approximately $26m of remaining insurance cover. Our assumption at this stage is that most of this remaining insurance will be used over the next four years. We continue to use a combination of negotiation and litigation to maximise this insurance cover. The net cost of resolution is allowable for US tax at a rate of 39%. Going forward, therefore, a gross cost of $60m is equivalent to approximately $36m post-tax, or £20m, compared to the group’s operating cash flow of £559.1m.

*	including joint-ventures and associates and before exceptional items

Further information about Hanson can be found at www.hanson.biz

Inquiries:	Nick Swift / Carol Ann Walsh
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:

1.	Hanson is one of the world’s leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.

2.	Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).

3.	High-resolution Hanson images are available to download from Hanson’s website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson’s Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

Appendices:	(i) Financial highlights
(ii) Operating statistics
(iii) Financial statements

Appendix (i)

Financial highlights

i) Simplified profit and loss

December 2004 £m	December 2003 (restated) £m
Turnover
North America
Hanson Aggregates	950.7	951.4
Hanson Building Products	648.3	655.7

1,599.0	1,607.1

UK
Hanson Aggregates	878.5	872.4
Hanson Building Products	305.4	305.8

1,183.9	1,178.2

Australia & Asia Pacific
Hanson Australia	579.7	522.3
Hanson Asia Pacific	141.0	167.6

720.7	689.9

Hanson Continental Europe	277.8	306.4

Discontinued	28.8	174.9

3,810.2	3,956.5

Operating profit (before goodwill and exceptional items)
North America
Hanson Aggregates	131.3	104.1
Hanson Building Products	111.2	125.8

242.5	229.9

UK
Hanson Aggregates	85.9	105.0
Hanson Building Products	40.6	43.1

126.5	148.1

Australia & Asia Pacific
Hanson Australia	72.3	61.9
Hanson Asia Pacific	5.6	9.0

77.9	70.9

Continental Europe	25.5	23.0

Discontinued	1.9	1.0

474.3	472.9
Goodwill amortisation	(52.6)	(56.9)
Central	(22.2)	(22.5)

EBIT	399.5	393.5
Net interest payable	(58.2)	(70.9)
FRS 12 discount	(4.5)	(3.6)

Profit before taxation and exceptional items	336.8	319.0
Exceptional items

Operating items	(49.8)	(87.8)
Non-operating items	(76.5)	(94.9)
Net interest receivable	2.8	—

Profit before taxation	213.3	136.3
Taxation

Charge for year	(80.1)	(78.9)
Exceptional items	60.4	121.8

Profit after taxation	193.6	179.2

Earnings per ordinary share

Basic	26.4	p	24.4	p

ii) Other financial highlights

Depreciation	155.6	171.9
Depletion	36.3	37.0
Operating cashflow	559.1	536.5
Capital expenditure	198.6	208.2
Net debt	695.2	942.2
Shareholders’ funds	2,725.1	2,729.3
Gearing	25.5%	34.5%

Appendix (ii)

Operating statistics

	12 months to December 31
	% change
	(2004 vs. 2003)
	Continuing volumes	Heritage volumes	Prices (heritage only)
Hanson North America
Aggregates	7.0%	2.4%	1.4%
Asphalt	20.9%	8.8%	1.0%
Cement	11.6%	11.6%	6.6%
Ready-mixed concrete	2.6%	1.4%	4.6%
Bricks	14.5%	9.1%	2.6%
Concrete products	5.5%	3.7%	4.2%

Hanson UK
Aggregates	(1.9)%	(1.9)%	2.9%
Marine aggregates	(7.6)%	(7.6)%	1.2%
Asphalt	(0.5)%	(0.5)%	1.0%
Ready-mixed concrete	0.8%	0.8%	1.4%
Bricks	(10.0)%	(10.3)%	6.7%
Concrete blocks	7.7%	7.7%	3.1%

Hanson Australia
Aggregates	13.8%	9.1%	4.2%
Ready-mixed concrete	5.1%	3.8%	3.0%

Appendix (iii)

Consolidated Profit and Loss account

for the 12 months ended December 31, 2004

	2004	2004		2004	2003	2003		2003
	Before exceptional items £m	Exceptional items £m		Total £m	Before exceptional items (restated) £m	Exceptional items £m		Total (restated) £m
Turnover
Turnover - group and share of joint-ventures’ and associates turnover	3,810.2	—		3,810.2	3,956.5	—		3,956.5
Less share of joint-ventures’ turnover	(264.2)	—		(264.2)	(251.9)	—		(251.9)
Less share of associates’ turnover	(81.7)	—		(81.7)	(85.5)	—		(85.5)
Group turnover	3,464.3	—		3,464.3	3,619.1	—		3,619.1
Continuing operations	3,407.6	—		3,407.6	3,444.4	—		3,444.4
Acquisitions	27.9	—		27.9	—	—		—
Discontinued operations	28.8	—		28.8	174.7	—		174.7
Costs and overheads	(3,098.9)	(29.3)		(3,128.2)	(3,267.6)	(87.8)		(3,355.4)
Group operating profit	365.4	(29.3)		336.1	351.5	(87.8)		263.7
Share of joint-ventures’ operating profit	23.3	(20.5)		2.8	29.8	—		29.8
Share of associates’ operating profit	10.8	—		10.8	12.2	—		12.2
Operating profit including joint-ventures and associates	399.5	(49.8)		349.7	393.5	(87.8)		305.7
Continuing operations	394.3	(49.8)		344.5	394.4	(87.8)		306.6
Acquisitions	3.9	—		3.9	—	—		—
Discontinued operations	1.3	—		1.3	(0.9)	—		(0.9)

Operating profit including joint-ventures and associates before amortisation of goodwill	452.1	(49.8)		402.3	450.4	(87.8)		362.6
Amortisation of goodwill	(52.6)	—		(52.6)	(56.9)	—		(56.9)
	399.5	(49.8)		349.7	393.5	(87.8)		305.7

Non-operating exceptional items
Discontinued operations
Loss on disposal and termination of operations	—	(78.3)		(78.3)	—	(97.6)		(97.6)
Profit on disposal of fixed assets	—	1.8		1.8	—	2.7		2.7
	—	(76.5)		(76.5)	—	(94.9)		(94.9)

Net interest payable and similar charges
Net interest payable	(58.2)	2.8		(55.4)	(70.9)	—		(70.9)
Unwinding of discount (net)	(4.5)	—		(4.5)	(3.6)	—		(3.6)
	(62.7)	2.8		(59.9)	(74.5)	—		(74.5)

Profit on ordinary activities before taxation	336.8	(123.5)		213.3	319.0	(182.7)		136.3

Taxation
Charge for year	(80.1)	60.4		(19.7)	(78.9)	121.8		42.9
Profit on ordinary activities after taxation	256.7	(63.1)		193.6	240.1	(60.9)		179.2
Dividends
- Paid - 5.35p (5.00p)	(42.8)	—		(42.8)	(36.4)	—		(36.4)
- Proposed - 12.8p (11.95p)	(93.4)	—		(93.4)	(84.5)	—		(84.5)
Transfer to reserves	120.5	(63.1)		57.4	119.2	(60.9)		58.3

Earnings per ordinary share
- Basic	35.0 p	(8.6	) p	26.4 p	32.7 p	(8.3	) p	24.4 p
- Diluted	34.6 p	(8.5	) p	26.1 p	32.4 p	(8.2	) p	24.2 p

Segmental analysis for the 12 months ended December 31, 2004

Operating profit and turnover including joint-ventures and associates before operating exceptional items

	2004	2004	2003	2003
	Profit^ £m	Turnover* £m	Profit^ (restated) £m	Turnover* £m

North America
Hanson Aggregates	117.7	950.7	89.8	951.4
Hanson Building Products	97.6	648.3	111.6	655.7
	215.3	1,599.0	201.4	1,607.1
UK
Hanson Aggregates	79.7	878.5	98.3	872.4
Hanson Building Products	39.4	305.4	41.9	305.8
	119.1	1,183.9	140.2	1,178.2

Australia & Asia Pacific
Hanson Australia	61.2	579.7	50.7	522.3
Hanson Asia Pacific	0.8	141.0	2.7	167.6
	62.0	720.7	53.4	689.9

Hanson Continental Europe	24.0	277.8	21.9	306.4
Central expenses	(22.2)	—	(22.5)	—
Continuing operating profit and turnover	398.2	3,781.4	394.4	3,781.6
Discontinued	1.3	28.8	(0.9)	174.9
	399.5	3,810.2	393.5	3,956.5
Operating exceptional items	(49.8)	—	(87.8)	—
	349.7	3,810.2	305.7	3,956.5
By geographical location
North America	211.5	1,599.0	198.5	1,607.1
UK	100.7	1,183.9	120.6	1,178.2
Australia	61.2	579.7	50.7	522.3
Continental Europe	24.0	277.8	21.9	306.4
Asia	0.8	141.0	2.7	167.6
Discontinued	1.3	28.8	(0.9)	174.9
	399.5	3,810.2	393.5	3,956.5
Operating exceptional items	(49.8)	—	(87.8)	—
	349.7	3,810.2	305.7	3,956.5

^	The contribution from acquisitions during the year is shown in the consolidated profit and loss account.
*	The analysis of turnover shows the geographical segments from which products are supplied, which also represents the analysis of turnover by geographical destination.

Operating profit before goodwill amortisation and exceptional items

	2004	2004	2004	2003	2003	2003
	Gross £m	Goodwill £m	Net £m	Gross (restated) £m	Goodwill £m	Net (restated) £m

North America
Hanson Aggregates	131.3	13.6	117.7	104.1	14.3	89.8
Hanson Building Products	111.2	13.6	97.6	125.8	14.2	111.6
	242.5	27.2	215.3	229.9	28.5	201.4

UK
Hanson Aggregates	85.9	6.2	79.7	105.0	6.7	98.3
Hanson Building Products	40.6	1.2	39.4	43.1	1.2	41.9
	126.5	7.4	119.1	148.1	7.9	140.2

Australia & Asia Pacific
Hanson Australia	72.3	11.1	61.2	61.9	11.2	50.7
Hanson Asia Pacific	5.6	4.8	0.8	9.0	6.3	2.7
	77.9	15.9	62.0	70.9	17.5	53.4
Hanson Continental Europe	25.5	1.5	24.0	23.0	1.1	21.9
Discontinued	1.9	0.6	1.3	1.0	1.9	(0.9)
Central expenses	(22.2)	—	(22.2)	(22.5)	—	(22.5)
	452.1	52.6	399.5	450.4	56.9	393.5

Segmental analysis for the 12 months ended December 31, 2004 (continued)

Group turnover and operating profit before joint-ventures and associates and exceptional items

	2004	2004	2003	2003
	Group operating profit £m	Group turnover £m	Group operating profit (restated) £m	Group turnover £m

North America
Hanson Aggregates	113.5	897.3	85.2	889.3
Hanson Building Products	97.6	647.4	111.4	654.9
	211.1	1,544.7	196.6	1,544.2

UK
Hanson Aggregates	62.2	771.9	79.8	760.2
Hanson Building Products	39.4	305.4	41.9	305.8
	101.6	1,077.3	121.7	1,066.0

Australia & Asia Pacific
Hanson Australia	46.6	413.2	32.0	362.4
Hanson Asia Pacific	3.0	124.5	2.7	167.6
	49.6	537.7	34.7	530.0
Hanson Continental Europe	24.0	275.8	21.9	304.2
Discontinued	1.3	28.8	(0.9)	174.7
Central expenses	(22.2)	—	(22.5)	—
	365.4	3,464.3	351.5	3,619.1

Analysis of group’s share of joint - ventures and associates turnover and operating profit before exceptional items

	2004	2004	2003	2003
	Profit £m	Turnover £m	Profit £m	Turnover £m

North America
Hanson Aggregates	4.2	53.4	4.6	62.1
Hanson Building Products	—	0.9	0.2	0.8
	4.2	54.3	4.8	62.9
UK
Hanson Aggregates	17.5	106.6	18.5	112.2
Hanson Building Products	—	—	—	—
	17.5	106.6	18.5	112.2

Australia & Asia Pacific
Hanson Australia	14.6	166.5	18.7	159.9
Hanson Asia Pacific	(2.2)	16.5	—	—
	12.4	183.0	18.7	159.9

Hanson Continental Europe	—	2.0	—	2.2
Discontinued	—	—	—	0.2
	34.1	345.9	42.0	337.4

Segmental analysis for the 12 months ended December 31, 2004 (continued)

Schedule of changes to 2003 segmental analysis	Trading profit as reported in 2003 £m	Property and other income £m	Operating Profit £m	Re-structure £m	Dis-continued £m	Operating Profit under new structure £m	UITF 17 adjustment £m	Operating profit as reported £m

December 2003

North America
Hanson Aggregates	87.2	1.8	89.0	—	—	89.0	0.8	89.8
Hanson Building Products	110.6	—	110.6	—	—	110.6	1.0	111.6
	197.8	1.8	199.6	0.0	0.0	199.6	1.8	201.4
UK
Hanson Aggregates	77.5	4.0	81.5	16.4	(0.1)	97.8	0.5	98.3
Hanson Building Products	40.5	1.6	42.1	—	(0.6)	41.5	0.4	41.9
	118.0	5.6	123.6	16.4	(0.7)	139.3	0.9	140.2
Australia and Asia Pacific Australia	50.0	0.3	50.3	—	—	50.3	0.4	50.7
Asia Pacific	4.6	—	4.6	—	(2.0)	2.6	0.1	2.7
	54.6	0.3	54.9	0.0	(2.0)	52.9	0.5	53.4
Continental Europe	—	—	0.0	22.6	—	22.6	(0.7)	21.9
Continental Europe &
Marine	39.9	(0.9)	39.0	(39.0)	—	0.0	—	0.0
Trading Operations	410.3	6.8	417.1	—	(2.7)	414.4	2.5	416.9

Property and other income	7.0	(7.0)	0.0	—	—	—	—	—
Central expenses	(19.5)	0.2	(19.3)	—	—	(19.3)	(3.2)	(22.5)
Continuing operating profit	397.8	0.0	397.8	—	(2.7)	395.1	(0.7)	394.4

Discontinued	(3.6)	—	(3.6)	—	2.7	(0.9)	—	(0.9)
	394.2	0.0	394.2	—	—	394.2	(0.7)	393.5

Consolidated balance sheet

at December 31, 2004

	2004 £m	2003 (restated) £m
Fixed assets
Intangible	700.9	811.8
Tangible	2,440.1	2,563.1
Investment in joint-ventures
Share of gross assets	318.1	250.8
Share of gross liabilities	(132.6)	(99.8)
	185.5	151.0
Loans to joint-ventures and other investments	54.7	33.7
Investments in associates	46.9	45.3
	3,428.1	3,604.9
Current assets
Stocks	308.4	307.7
Debtors	984.2	1,037.1
Investments	—	0.2
Cash at bank	1,394.3	1,510.6
	2,686.9	2,855.6
Prepayments and accrued income
Amounts due from insurers for Koppers’ liabilities (see below)	162.2	201.2
	2,849.1	3,056.8
Creditors - due within one year
Loans and overdrafts	1,031.2	986.9
Trade and other creditors	715.9	688.2
	1,747.1	1,675.1
Net current assets	1,102.0	1,381.7
Total assets less current liabilities	4,530.1	4,986.6

Creditors - due after one year
Loans	1,058.3	1,465.9

Provisions for liabilities and charges
Koppers’ liabilities transferred to insurers (see above)	162.2	201.2
Provision for other liabilities	584.5	590.2
	746.7	791.4
Capital and reserves
Called up share capital	73.7	73.7
Other reserves	972.4	972.4
Own shares	(30.1)	(8.9)
Profit and loss account	1,709.1	1,692.1
Equity shareholders’ funds	2,725.1	2,729.3
	4,530.1	4,986.6

Consolidated cash flow statement for the 12 months ended December 31, 2004

	2004 £m	2003 £m
Net cash inflow from operating activities	559.1	536.5
Dividends received from associates	5.7	6.9
Dividends received from joint-ventures	14.2	17.8
Returns on investments and servicing of finance
Interest received	40.4	33.9
Interest paid	(93.0)	(97.4)
Interest element of finance lease rental payments	(0.6)	(0.4)
Net cash outflow from returns on investment and servicing of finance	(53.2)	(63.9)
Taxation	(18.3)	(18.4)
Capital expenditure and financial investments Purchase of tangible fixed assets	(198.6)	(208.2)
Purchase of fixed asset investments	(16.2)	(21.7)
Disposal/(purchase) of current asset investments	0.2	(0.1)
Sale of tangible fixed assets	18.5	24.5
Disposal of fixed asset investments	18.2	34.1
Net cash outflow from capital expenditure and financial investments	(177.9)	(171.4)
Acquisitions and disposals
Acquisition of subsidiary undertakings	(88.4)	(153.2)
Disposal of subsidiary undertakings	55.2	132.0
Cash in acquired and disposed subsidiary undertakings	1.0	0.9
Non-operating receipts	4.2	8.1
Net cash outflow from acquisitions and disposals	(28.0)	(12.2)
Dividends paid	(127.3)	(116.3)
Management of liquid resources
Decrease in current asset investments	—	12.5
Cash withdrawn from/(transferred to) deposits	44.0	(172.8)
	44.0	(160.3)
Net cash inflow before financing	218.3	18.7

Financing
Purchase of own shares held in treasury	(26.1)	—
Repayments of short-term loans	(298.0)	(613.6)
Proceeds of debenture loans	—	450.3
Proceeds of bank loans	76.8	199.9
Repayments of debenture loans	(16.5)	—
Capital element of finance lease rental payments	(1.0)	(4.1)
Net cash (outflow)/inflow from financing	(264.8)	32.5
Net cash (outflow)/inflow for the year after financing	(46.5)	51.2

Reconciliation of operating profit to net cash inflow from operating activities for the 12 months ended December 31, 2004

	2004 £m	2003 (restated) £m
Group operating profit	336.1	263.7
Amortisation of goodwill	48.7	56.9
Impairments	29.1	84.6
Depreciation	155.6	171.9
Depletion	36.3	37.0
Provisions charged	13.4	32.6
Provisions utilisation	(38.0)	(48.0)
Profit on sales of tangible fixed assets	(5.5)	(2.3)
(Increase)/decrease in stocks	(16.5)	11.0
Increase in debtors	(16.7)	(45.7)
Increase/(decrease) in creditors	12.9	(28.7)
Other	3.7	3.5
Net cash inflow from operating activities	559.1	536.5

Statement of total recognised gains and losses for the 12 months ended December 31, 2004

	2004 £m	2003 (restated) £m
Profit on ordinary activities for the year excluding share of profits of joint-ventures and associates	192.6	149.8
Share of joint-ventures’ profits for the year	(6.6)	21.7
Share of associates’ profits for the year	7.6	7.7
Profit for the year attributable to members of the parent company	193.6	179.2
Currency translation differences on foreign net equity	(39.1)	2.7
Total recognized gains and losses in the period	154.5	181.9
Prior year adjustment (in respect of adoption of UITF 17 and UITF 38)	3.8	—
Total gains and losses recognised since the last Annual Report	158.3	181.9

Reconciliation of movements in shareholders’ funds for the 12 months ended December 31, 2004

	2004 £m	2003 £m
Opening shareholders’ funds (as previously reported)	2,722.4	2,660.2
Prior year adjustment	6.9	3.9
Opening shareholders’ funds (restated)	2,729.3	2,664.1
Profit on ordinary activities after taxation	193.6	179.2
Dividends
- Paid	(42.8)	(36.4)
- Proposed	(93.4)	(84.5)
	2,786.7	2,722.4
Purchase of own shares	(26.1)	—
Employee share awards	(1.3)	(0.2)
Disposal of own shares	4.9	4.4
Currency translation differences on foreign net equity	(39.1)	2.7
Closing shareholder’s funds	2,725.1	2,729.3

Reconciliation of net cash flow movement to movement in net (debt) for the 12 months ended December 31, 2004

	2004 £m	2003 £m
Net cash (outflow)/inflow after financing	(46.5)	51.2
Increase in long-term debt	(60.3)	(650.2)
Cash (withdrawn from)/transferred to deposits	(44.0)	172.8
Decrease in liquid resources	—	(12.5)
Decrease in short-term loans	298.0	613.6
Capital element of finance leases	1.0	4.1
Change in net debt resulting from cash flows	148.2	179.0
Loans and finance leases acquired with subsidiaries	(1.9)	(2.7)
Loans and finance leases relating to disposals	0.3	—
Other financing movements	(1.4)	(1.3)
Exchange movement	101.8	52.7
Decrease in net debt in the year	247.0	227.7
Opening net (debt)	(942.2)	(1,169.9)
Closing net (debt)	(695.2)	(942.2)

Liquid resources constitute term deposits of no more than one year to maturity and current asset investments traded on an active market.

Note 1 - Basis of preparation

The figures for the years ended December 31, 2003 and December 31, 2004 are abridged and have been extracted from the statutory accounts which have been, or will be in the case of December 31, 2004, filed with the Registrar of Companies on which the auditors have issued unqualified reports.

The statutory accounts have been prepared on a consistent basis with 2003.

Note 2 - Factors affecting tax charge for the period

	2004	2004	2003	2003
	Before exceptional items £m	Total £m	Before exceptional items (restated) £m	Total (restated) £m
Profit on ordinary activities before tax	336.8	213.3	319.0	136.3
Tax on ordinary activities at 30.0%	101.0	64.0	95.7	40.9
Permanent differences	4.6	4.6	44.8	44.8
Overseas tax rate differences	(27.6)	(27.6)	(27.4)	(27.4)
Accelerated capital allowances	(64.6)	(64.6)	(17.2)	(17.2)
Current year tax losses and other timing differences not tax effected	47.2	47.2	88.5	88.5
Utilisation of tax losses brought forward	(6.7)	(6.7)	(125.4)	(125.4)
Prior year adjustments	(5.6)	(5.6)	(4.6)	(4.6)
Tax effect on exceptional items	—	30.9	—	51.3
Other	(3.8)	(3.8)	(13.7)	(13.7)
Total current tax	44.5	38.4	40.7	37.2

Note 3 - Dividends

Subject to shareholder approval, a final dividend of 12.8p per ordinary share will be payable on April 29, 2005 to those shareholders on the register at the close of business on April 8, 2005. The ordinary shares are expected to trade ex-dividend on April 6, 2005 (April 6, 2005 for ADSs and April 4, 2005 for CDIs). The payment date for ADS and CDI holders will be May 6, 2005.

This information is provided by RNS

The company news service from the London Stock Exchange

END